120 Monument Circle

Indianapolis, IN 46204

January 16, 2015

Mr. Jim Rosenberg

Senior Assistant Chief Accountant

United States Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	Anthem, Inc.
Form 10-Q for the Quarterly Period Ended September 30, 2014
Filed October 29, 2014
File No. 001-16751

Dear Mr. Rosenberg:

On behalf of Anthem, Inc. (the “Company”), this letter is in response to oral comments received from Joel Parker on January 13, 2015 in connection with our response letter dated December 23, 2014. The initial letter received from the United States Securities and Exchange Commission (the “Commission”) dated December 17, 2014 contained one comment related to the above referenced filing. During the phone conversation on January 13, 2015 with Joel Parker, the Commission requested that our disclosures relating to the transitional reinsurance premium stabilization program of the Patient Protection and Affordable Care Act, in future filings, include disclosure of the value recognized as a reduction to benefit expense for estimated reinsurance recoveries. In addition, the Commission requested that, in future filings, we also include disclosure of the value recognized in selling, general and administrative expense for assessments upon lines of business not eligible for reinsurance recoveries.

Response: In light of the Commission’s comment, we have reviewed our prior disclosure and propose to enhance our existing discussion of our changes in benefit expense and selling, general and administrative expense, in future filings, within our “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” beginning with our Annual Report on Form 10-K for the year ended December 31, 2014. For example, utilizing our previous disclosure in the above referenced filing, for the nine months ended September 30, 2014 compared to the nine months ended September 30, 2013, we propose the following changes (new disclosure emphasized by underline):

Benefit expense increased $340.7, or 0.8%, to $41,997.0 in 2014, primarily due to benefit cost trends across our businesses and membership growth in our Medicaid and Individual businesses. These increases were partially offset by the fully-insured membership declines in our Local Group and Medicare Advantage businesses, as described above, and ~~an increase in the~~ by our

Mr. Jim Rosenberg	- 2	January 16, 2015

estimate of net reinsurance recoveries relating to the Health Care Reform reinsurance premium stabilization program of $452.1 for the nine months ended September 30, 2014.

Selling, general and administrative expense increased $1,408.2, or 19.3%, to $8,715.6 in 2014. Our selling, general and administrative expense ratio increased 220 basis points to 16.1% in 2014. The increases in the expense and ratio were both primarily due to new fees related to Health Care Reform that were effective January 1, 2014, including $670.0 for the Health Insurance Provider Fee and $346.0 of assessments related to the Health Care Reform reinsurance premium stabilization program. The increases in the expense and ratio were further attributable to ~~and~~ continued costs incurred associated with Health Care Reform market changes, including increased labor costs to support our growth in membership.

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In connection with our response to the Commission’s comments, the Company acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing referenced above;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing referenced above; and

•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We appreciate the opportunity to respond to your comments and welcome further dialogue. If we may be of assistance in answering additional questions which may arise in connection with this letter, please call me at (317) 488-6109.

Very truly yours,

/s/ John E. Gallina

John E. Gallina

Senior Vice President and Chief Accounting Officer

Mr. Jim Rosenberg	- 3	January 16, 2015

Copy to:	Joseph R. Swedish
President and Chief Executive Officer

Wayne S. DeVeydt
Executive Vice President and Chief Financial Officer

Ramiro G. Peru
Chairman of the Audit Committee